UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

______________________________________________

CAPSTONE THERAPEUTICS CORP.
(Name of the Issuer and Name of Person Filing Statement)
______________________________________________

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

14068E109

(CUSIP Number of Class of Securities)

Les M. Taeger

Senior Vice President, Chief Financial Officer

Capstone Therapeutics Corp.

1275 W. Washington Street, Suite 104

Tempe, Arizona 85281
(602) 286-5520

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Daniel M. Mahoney

Joshua Schneiderman

Snell & Wilmer L.L.P.

One Arizona Center

400 East Van Buren

Phoenix, Arizona 85004

(602) 382-6000
______________________________________________

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$10,000	$2

* Calculated solely for the purposes of determining the filing fee. The transaction valuation assumes the payment for 379,000 shares of common stock of the Company at $.025 per share in cash (or the closing price of the Company’s common stock on the OTCQB on May 29, 2019), in lieu of issuing fractional shares to holders of less than 1,000 shares of common stock. Actual amounts paid for fractional shares will equal the Cash-Out-Payment (as defined herein).

** The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation by 0.0001212.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), is being filed by Capstone Therapeutics Corp., a Delaware corporation (the “Company”), in connection with a proposed going private transaction. At the Company’s 2019 Annual Meeting of Stockholders, the Company’s stockholders of record will vote on approval of an amendment to the Company’s Second Amended and Restated Certificate of Incorporation to effect a 1-for-1,000 reverse stock split of the Company’s common stock, par value $0.0005 per share (the “Common Stock”), which would result in (i) holdings prior to such split of fewer than 1,000 shares of Common Stock being converted into a fractional share, which will then be immediately cancelled and converted into a right to receive the “Cash-Out-Payment” as described in the Proxy Statement (defined below), and (ii) the Company having fewer than 300 stockholders of record, allowing the Company to deregister its Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”), and avoid the costs associated with being a public reporting company.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), pursuant to Regulation 14A under the Exchange Act. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Summary of Terms of Reverse Stock Split”

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the subject Company is Capstone Therapeutics Corp., a Delaware corporation. The Company’s principal executive offices are located at 1275 West Washington Street, Suite 104, Tempe, AZ 85281. The Company’s telephone number is (602) 286-5520.

(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s Common Stock, par value $0.0005 per share, of which 54,385,411 shares were outstanding as of May 31, 2019.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors – Proposal No. 2 Reverse Stock Split - Trading Market and Price”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors – Proposal No. 2 Reverse Stock Split - Dividends”

(e) Prior Public Offerings.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors – Proposal No. 2 Reverse Stock Split – Prior Public Offerings”

(f) Prior Stock Purchases.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors – Proposal No. 2 Reverse Stock Split – Prior Stock Purchases”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above.

Board of Directors of the Company

Fredric J. Feldman, PhD.

John M. Holliman, III

Matthew E. Lipman

Elwood D. Howse, Jr.

Michael M. Toporek

Executive Officers of the Company

John M. Holliman, III

Les M. Taeger

The address of each director and executive officer of the Company is c/o Capstone Therapeutics Corp., 1275 West Washington Street, Suite 104, Tempe, AZ 85281.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Proposal No. 1: Election of Directors – Information Concerning Director Nominees”
•	“Executive Officers”

None of the Company’s directors or officers have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

None of the Company’s directors or officers was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each of the Company’s directors and executive officers is a citizen of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary of Terms of Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock”
•	“Proposal No. 2: To Approve an Amendment to Our Second Amended and Restated Certificate of Incorporation to Effect a 1-For-1,000 Reverse Stock Split”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Principal Effects of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Treatment of Fractional Shares”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Fairness of the Reverse Stock Split”
•	"Special Factors – Proposal No. 2 Reverse Stock Split - Disadvantages of the Reverse Stock Split"
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Material U.S. Federal Income Tax Consequences of the Reverse Stock Split”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors – Proposal No. 2 Reverse Stock Split - No Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Fairness of the Reverse Stock Split”
•	“Annual Report”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Certain Relationships And Related Transactions”

(b) Significant Corporate Events.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Certain Relationships And Related Transactions”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Certain Relationships And Related Transactions”

(e) Agreements involving the Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Principal Effects of the Reverse Stock Split - Effects of the Reverse Stock Split on our Tax Benefit Preservation Plan”
•	“Certain Relationships And Related Transactions”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Purpose of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Principal Effects of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Treatment of Fractional Shares”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Board Deliberations”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Purpose of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Principal Effects of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Treatment of Fractional Shares”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Advantages of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Disadvantages of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Fairness of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Accounting Consequences”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Conduct of Our Business after the Reverse Stock Split”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Board Deliberations”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Purpose of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Principal Effects of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Advantages of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Fairness of the Reverse Stock Split”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Board Deliberations”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Alternatives Considered”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Fairness of the Reverse Stock Split”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Board Deliberations”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Purpose of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Principal Effects of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Treatment of Fractional Shares”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Advantages of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Disadvantages of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Alternatives Considered”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Fairness of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Conduct of Our Business after the Reverse Stock Split”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Board Deliberations”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Principal Effects of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Treatment of Fractional Shares”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Advantages of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Disadvantages of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Exchange of Stock Certificate”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Effect on Beneficial Owners”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Effect on Registered Book-Entry Holders”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Accounting Consequences”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Sources of Funds and Expenses”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Conduct of Our Business after the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Material U.S. Federal Income Tax Consequences of the Reverse Stock Split”

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Board Deliberations”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Fairness of the Reverse Stock Split”

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Board Deliberations”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Purpose of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Principal Effects of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Treatment of Fractional Shares”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Advantages of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Disadvantages of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Alternatives Considered”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Fairness of the Reverse Stock Split”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Fairness of the Reverse Stock Split”
•	“Proposal No. 2: To Approve an Amendment to Our Second Amended and Restated Certificate of Incorporation to Effect a 1-For-1,000 Reverse Stock Split – Required Vote”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors – Proposal No. 2 Reverse Stock Split - Fairness of the Reverse Stock Split”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Overview”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Board Deliberations”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Fairness of the Reverse Stock Split”

(f) Other Offers. None

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors – Proposal No. 2 Reverse Stock Split - Fairness of the Reverse Stock Split”

(b) Preparer and Summary of the Report, Opinion or Appraisal.  Not applicable.

(c) Availability of Documents.  Not applicable.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors – Proposal No. 2 Reverse Stock Split - Sources of Funds and Expenses”

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors – Proposal No. 2 Reverse Stock Split - Sources of Funds and Expenses”

(d) Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Security Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions.  None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors – Proposal No. 2 Reverse Stock Split - Principal Effects of the Reverse Stock Split - Effects of the Reverse Stock Split on Our Affiliates”

(e) Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors – Proposal No. 2 Reverse Stock Split - Board Deliberations”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Purpose of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Principal Effects of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Fairness of the Reverse Stock Split”
•	“Special Factors – Proposal No. 2 Reverse Stock Split - Recommendation of the Board”
•	“Proposal No. 2: To Approve an Amendment to Our Second Amended and Restated Certificate of Incorporation to Effect a 1-For-1,000 Reverse Stock Split – Recommendation of the Board”

ITEM 13. FINANCIAL STATEMENTS.

(a) Financial Information. The (i) audited consolidated financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and (ii) unaudited consolidated financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Annex I: Summary Financial Information”

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Proxy Statement - Solicitation”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Proxy Statement - Solicitation”

ITEM 15. ADDITIONAL INFORMATION.

(b) Not applicable.

(c) Other Material Information. The information contained in the Proxy Statement, including all annexes and appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a) Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement of the Company, including all annexes and appendices thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on May 31, 2019).

(b) None.

(c) None.

(d) None.

(f) Not applicable.

(g) None.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CAPSTONE THERAPEUTICS CORP.

By:	/s/ John M. Holliman, III
Name:	John M. Holliman, III
Title:	Executive Chairman

Dated: May 31, 2019